NFOX.COM
                      6216 South Sandhill Road, Suite C
                           Las Vegas, Nevada 89120


October 12, 2000


VIA EDGAR

Mr. Michael Clampitt
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

     Re:  Registration Statement on Form SB-2
          Registration No. 333-87147

Dear Mr. Clampitt:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, NFOX.COM, a Nevada corporation (the "Company"), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) as soon as practicable. Since the Company has chosen a different business strategy, which would result in a total rewrite of the Registration Statement, the Company has decided to terminate the public offering registered by the Registration Statement. No securities included in the Registration Statement have been or will be sold.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or our securities counsel, Donald J. Stoecklein (619-595-4882).


Very truly yours,

NFOX.COM


/s/ Karl Kraft
Karl Kraft, Chairman of the Board
and Chief Executive Officer


cc:  Donald J. Stoecklein, Esq.